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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **T CAPITAL FUNDING, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

610 N. Wymore Road, Suite 120

(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kassof   (321) 214-3012

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ender Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Linda Kassof _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T CAPITAL FUNDING, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Aja Jacobson
My Commission FF 240634
Expires 06/15/2019

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

T CAPITAL FUNDING, LLC

Statement of Financial Condition
December 31, 2018

PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PUBLIC DOCUMENT

T CAPITAL FUNDING, LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
T Capital Funding, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T Capital Funding, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of T Capital Funding, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T Capital Funding, LLC's management. Our responsibility is to express an opinion on T Capital Funding, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T Capital Funding, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



RAICH ENDE MALTER & CO. LLP

We have served as T Capital Funding, LLC's auditor since 2018.
New York, New York
February 20, 2019

1

T CAPITAL FUNDING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	843,013
Accounts receivable		15,000
Prepaid expenses		17,674
Fixed assets, less accumulated depreciation of $18,255		-
	$	875,687

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$	24,868
Accounts payable and accrued expenses		4,352
		29,220
Member's Equity		846,467
	$	875,687

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

T Capital Funding, LLC (the "Company") was organized on January 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The primary revenue source of the Company is earning commissions for raising capital for real estate projects.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase. The cash and cash equivalents are held by one financial institution and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Accounts Receivable

Accounts receivable is comprised of receivables from the real estate projects from the Company obtaining equity contributions for the real estate projects. No allowance for doubtful accounts was deemed necessary. The Accounts Receivable balance at December 31, 2018 and 2017 was $15,000 and $27,803, respectively.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

3

NOTE 3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2018, the Company had net capital of $813,793 which exceeded requirements by $808,793. The ratio of aggregate indebtedness to net capital was .0359 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimburses the Member for certain expenses including its allocable share of payroll and benefits, accounting and bookkeeping services and certain administrative expenses.

NOTE 5 – LEASE COMMITMENT

The Company leases office space from a related party under a non-cancelable operating lease expiring in 2020. Additional rental payments are required based on proportionate share of real estate taxes and operating expenses.

Future minimum annual rentals, excluding real estate taxes and operating expenses, are approximately as follows:

Year Ending December 31,	
2019	12,000
2020	2,000
	$ 14,000

NOTE 6 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE 7 –SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 20, 2019, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of December 31, 2018.